UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on proposals to be considered in the Strategic Planning

—

Rio de Janeiro, March 31, 2023 - Petróleo Brasileiro S.A. – Petrobras informs that its CEO, Jean Paul Prates, submitted to the Executive Board, which in turn, discussed and validated the following proposals, to be considered in the Strategic Planning, in compliance with current governance practices, the commitment to create value and the company's long-term financial sustainability:

1) Total attention to people, with priority on the development, retention and requalification of talents in order to provide the company with a technical staff that is increasingly inclusive, diverse and qualified to meet the dynamic demands of the market, especially the energy transition;

2) Focus on profitable exploration and production assets, with increasing decarbonization of the company's operations and those of its suppliers

3) Emphasis on the adequacy and improvement of the current refining park through efficiency gains and the combination of renewable raw materials in the development of resilient industrial processes and sustainable products;

4) Search for a fair energy transition, in line with similar international companies, primarily through partnerships of technical excellence and social responsibility programs that mitigate the externalities of the company's activities and promote local production chains;

5) Take advantage of Brazil's different potentialities as a country of continental dimensions and energy capacities that favor sustainable development, through the regionalization of the company's activities based on productive chains and local operational units;

6) Strengthen the access to markets and seek the global vanguard in the energy transition, through international performance by means of technological and operational partnerships.

The investments required to ensure these guidelines are met must be financed by operating cash flow, at levels equivalent to peer companies, and preferably through partnerships that allow us to share risks and expertise, and must seek return on investment, capital cost reduction and the strengthening of Petrobras as an integrated energy company, maximizing the Company's value and seeking the development of the Brazilian market.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer